VIA EDGAR

December 16, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Kathleen Collins, Accounting Branch Chief
Office of Information Technologies and Services

Re:        Web.com Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K furnished November 3, 2016
File No. 000-51595

Ladies and Gentlemen:

This letter is being submitted in response to follow-up comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") by telephone on December 14, 2016 and December 15, 2016, relating to comments #4 and #5 of the Commission’s letter dated November 4, 2016. For the Staff's convenience, we have included a summary of the Staff’s oral comments in bold and italics.

Form 8-K furnished November 3, 2016

Exhibit 99.1

Non-GAAP Financial Measures

Staff Comment, #5, December 14, 2016
On December 14, 2016, the Staff spoke with Kevin Carney, Chief Financial Officer of the Company, and reiterated that the use of cash taxes paid for non-GAAP net income is not commensurate with the Company’s non-GAAP measure of profitability and therefore inconsistent with Question 102.11 of the non-GAAP Compliance and Disclosure Interpretations.
Company Response
In future filings, the Company will discontinue the use of the non-GAAP net income measure, as historically presented by the Company.
Form 10-K for Fiscal Year Ended December 31, 2015
Results of Operations
Consolidated Statements of Comprehensive Income (Loss), Page 49

Staff Comment, #4, December 15, 2016

On December 15, 2016, the Staff spoke again with Kevin Carney to clarify that if the Company chooses not to allocate depreciation and amortization to cost of sales, then subtotaling and presenting a gross profit line item would be inconsistent with the intent of the guidance in SAB Topic 11:B.

Company Response
In future filings, the Company will no longer subtotal and present a gross profit line item in its consolidated statement of comprehensive income (loss).
* * * * *
Please direct any comments or questions regarding this filing to the undersigned at (904) 680-6623.
Sincerely,
Web.com Group, Inc.

By: /s/ Kevin M. Carney
Kevin M. Carney
Chief Financial Officer

cc: David Brown, Chief Executive Officer
Matt McClure, Chief Legal Officer
James Fulton, Esq.
Nancy H. Wojtas, Esq.